

03 MAY 13 AM 7:21

May 6 , 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stc
Washington, DC 20549
UNITED STATES OF AMERICA



03050857

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 106/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in April 2003
  Date: May 6, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Enclosure

dw 5/29

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 6, 2003

AIS 0106/2003

May 6, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in April 2003

To: President
The Stock Exchange of Thailand

Whereas Advanced Info Service Public Company Limited ("the Company") issued and offered 14 million units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant 1) on March 27, 2002 at price 0 baht. The exercise date will be made within the last five business days of every month between 09.00 a.m. and 4.00 p.m., the first exercise date was between March 27 - 31, 2003. The details of exercise and conditions of warrants are as follows;

Exercise Ratio and Exercise Price :

Exercise Ratio : 1 warrant per 1 ordinary share

Exercise Price : Baht 48 per share.

Maturity of warrants : 5 years from the first date of the issuance and offering of warrants.

Number of ordinary shares reserved for warrants : 14 million shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) between April 24 - 30, 2003, as follows;

The number of exercised warrants: - none -

The number of remaining unexercised warrants: 14 million units